CIT GROUP INC.
505 Fifth Avenue
New York, NY 10017

October 27, 2009

VIA EDGAR AND FACSIMILE (703) 813-6983

Mark Webb, Esq.
Justin Dobbie, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
100 F. Street, N.E.
Washington, DC 20549

Re: Request for Effectiveness of Application for Qualification of Indenture on Form T-3 (File No. 022-28906)

Dear Messrs. Webb and Dobbie:

     In accordance with Section 307 of the Trust Indenture Act and the rules promulgated thereunder, the undersigned applicants hereby request that the effective date for the Application for Qualification of Indenture on Form T-3 referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Standard Time, on Thursday, October 29, 2009, or as soon thereafter as is practicable.
     We acknowledge that:
(a) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your assistance in this matter.

Very truly yours,

CIT GROUP INC.

By: /s/ Glenn A. Votek
Name: Glenn A. Votek
Title: Executive Vice President and Treasurer

CIT GROUP FUNDING COMPANY OF DELAWARE LLC

By: /s/ Glenn A. Votek
Name: Glenn A. Votek
Title: President and Treasurer

Mark Webb, Esq.
Justin Dobbie, Esq.
October 27, 2009

BAFFIN SHIPPING CO., INC.
C.I.T. LEASING CORPORATION
CAPITA COLOMBIA HOLDINGS CORP.
CAPITA CORPORATION
CAPITA INTERNATIONAL L.L.C.
CAPITA PREMIUM CORPORATION
CIT CAPITAL USA INC.
CIT CHINA 12, INC.
CIT CHINA 13, INC.
CIT CHINA 2, INC.
CIT CHINA 3, INC.
CIT COMMUNICATIONS FINANCE CORPORATION
CIT CREDIT FINANCE CORP.
CIT CREDIT GROUP USA INC.
CIT FINANCIAL LTD. OF PUERTO RICO
CIT FINANCIAL USA, INC.
CIT GROUP (NJ) LLC
CIT GROUP SF HOLDING CO., INC.
CIT HEALTHCARE LLC
CIT HOLDINGS, LLC
CIT LENDING SERVICES CORPORATION
CIT LENDING SERVICES CORPORATION (ILLINOIS)
CIT LOAN CORPORATION (F/K/A THE CIT GROUP/CONSUMER FINANCE, INC.)
CIT REALTY LLC
CIT TECHNOLOGIES CORPORATION
CIT TECHNOLOGY FINANCING SERVICES, INC.
EDUCATION LOAN SERVICING CORPORATION
EQUIPMENT ACCEPTANCE CORPORATION
FRANCHISE PORTFOLIO 1, INC.
FRANCHISE PORTFOLIO 2, INC.
GFSC AIRCRAFT ACQUISITION FINANCING CORPORATION
HUDSON SHIPPING CO., INC.
NAMEKEEPERS LLC
OWNER-OPERATOR FINANCE COMPANY
STUDENT LOAN XPRESS, INC.
THE CIT GROUP/BC SECURITIES INVESTMENT, INC.
THE CIT GROUP/BUSINESS CREDIT, INC.
THE CIT GROUP/CAPITAL FINANCE, INC.
THE CIT GROUP/CAPITAL TRANSPORTATION, INC.
THE CIT GROUP/CMS SECURITIES INVESTMENT, INC.
THE CIT GROUP/COMMERCIAL SERVICES, INC.
THE CIT GROUP/COMMERCIAL SERVICES, INC. (VA)
THE CIT GROUP/CONSUMER FINANCE, INC. (NY)
THE CIT GROUP/CONSUMER FINANCE, INC. (TN)
THE CIT GROUP/CORPORATE AVIATION, INC.
THE CIT GROUP/EQUIPMENT FINANCING, INC.
THE CIT GROUP/EQUITY INVESTMENTS, INC.
THE CIT GROUP/FACTORING ONE, INC.
THE CIT GROUP/FM SECURITIES INVESTMENT, INC.
THE CIT GROUP/LSC SECURITIES INVESTMENT, INC.
THE CIT GROUP/SECURITIES INVESTMENT, INC.
THE CIT GROUP/VENTURE CAPITAL, INC.
WESTERN STAR FINANCE, INC.

By: /s/ Glenn A. Votek
Name: Glenn A. Votek
Title: Executive Vice President

Mark Webb, Esq.
Justin Dobbie, Esq.
October 27, 2009

CIT REAL ESTATE HOLDING CORPORATION

By: /s/ Glenn A. Votek
Name: Glenn A. Votek
Title: Treasurer